UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2) *

iHeartMedia, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

45174J509
(CUSIP Number)

January 31, 2021 **
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

** This statement is being filed pursuant to paragraphs (b) and (c) of Rule 13d-2 and reports the Reporting Person’s beneficial ownership information as of December 31, 2020 and January 31, 2021.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45174J509

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,872,900 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 22,275,000 (3)(4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 22,275,000 (3)(4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99% (5)(6)
12.	TYPE OF REPORTING PERSON IA, OO

(1) As of January 31, 2021.
(2) 5,858,057 as of December 31, 2020.
(3) As of January 31, 2021, comprised of 21,895,017 shares of Class A Common Stock held by the Reporting Person plus 379,983 shares of Class A Common Stock that are issuable upon conversion of Class B Common Stock.  Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, however the Class B Common Stock held by the Reporting Person is subject to a beneficial ownership limitation such that it is convertible only to the extent that such conversion does not result in the Reporting Person holding more than 19.99% of the Issuer’s voting interest. 379,983 is the approximate number of shares that the Reporting Person is allowed to convert as of January 31, 2021.
(4) 5,871,478 as of December 31, 2020.
(5) As of January 31, 2021.
(6) 9.2% as of December 31, 2020.

CUSIP No. 45174J509

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Class A Common Stock of the Issuer on June 10, 2019 and Amendment No. 1 thereto filed on February 13, 2020 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated as follows:

Item 4.  Ownership
(a)-(c) The information requested in these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 2 to Schedule 13G.
The securities reported in this Amendment No. 2 to Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Act of 1934.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Amendment No. 2 to Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

CUSIP No. 45174J509

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name:	Jason Nagler
Title:	Senior Vice President

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